

June 20, 2014

Via E-mail
Robert F. Weber, Jr.
Chief Financial Officer
Woodward, Inc.
1000 East Drake Road
Fort Collins, Colorado 80525

> **Re: Woodward, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed November 14, 2013**
> **File No. 000-08408**

Dear Mr. Weber:

We have completed our review of your filing. We encourage you to consider when Regulation S-K Item 303(a)(3)(ii) requires you to describe in your filings trends, uncertainties or events related to individual components of your earnings that cause you to set or adjust the expectations mentioned in your June 12, 2014 letter to us; see for example Release No. 34-48960 (Dec. 19, 2003). We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): A. Christopher Fawzy, General Counsel
            Woodward, Inc.